SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 12

Wausau Paper Corp.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

943315-101

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(CUSIP Number)

December 31, 2009

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(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☑   Rule 13d-1(b)

☐   Rule 13d-(c)

☐   Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be  "filed"  for the  purpose of  Section 18 of the  Securities Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      943315-101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF	5	SOLE VOTING POWER 3,238,308
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,238,308
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,308
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.%
12		TYPE OF REPORTING PERSON* HC

CUSIP No.             943315-101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation
NUMBER OF	5	SOLE VOTING POWER 3,238,308
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,238,308
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,308
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12		TYPE OF REPORTING PERSON* BK

______________________________________________________________________________

CUSIP 943315-101

Item 1(a).  Name of Issuer:

Wausau Paper Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

100 Paper Place

Mosinee, WI 544455

Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation and Wilmington Trust Company

Item 2(b).  Address of Principal Business Office, or if None, Residence:

1100 North Market Street

Wilmington, DE  19890

Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;

Wilmington Trust Company is a Delaware banking corporation.

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

943315-101

Item 3.     If This Statement  is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

☐  Broker or dealer registered under Section 15 of the Exchange Act.

(b)

☑  Bank as defined in Section 3(a)(6) of the Exchange Act.

Wilmington Trust Company is a  wholly-owned subsidiary of Wilmington Trust Corporation.

(c)

☐

Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

(d)

☐

Investment  company  registered under Section 8 of the Investment Company Act.

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☑

A parent  holding  company or control  person in accordance  with  Rule 13d-1(b)(1)(ii)(G);

Wilmington Trust Corporation is a Parent Holding Company.

(h)

☐

A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company Act;

(j)

☑

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Wilmington Trust Corporation and Wilmington Trust Company are a Group.

Item 4.  Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

3,238,308

     (b)  Percent of class: 6.6%

     (c)  Number of shares as to which Wilmington Trust Corporation and Wilmington Trust Company have:

          (i)   Sole power to vote or to direct the vote 3,238,308 shares

          (ii)  Shared power to vote or to direct the vote 0 shares

          (iii) Sole power to dispose or to direct the disposition of 3,238,308 shares

          (iv)  Shared power to dispose or to direct the disposition of 0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:

BK

Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:

HC

         Wilmington Trust Company:

BK

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

By signing  below I certify  that,  to the best of  my  knowledge  and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in  connection  with or as a participant  in any transaction having that purpose or effect.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge and belief,  I certify that the information  set forth in this statement is true, complete and correct.

February 12, 2010	WILMINGTON TRUST CORPORATION
WILMINGTON TRUST COMPANY

	By:	/s/
Gerard A. Chamberlain Assistant Secretary and Vice President

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).